**MORGAN STANLEY DISTRIBUTION, INC.**
**(SEC I.D. No. 8-44766)**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2019**
**AND**
**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**\*\*\*\*\*\*\*\***

**File pursuant to Rule 17a-5(e)(3)**
**Under the Securities Exchange Act of 1934.**
**As a Public Document**

Deloitte.

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Morgan Stanley Distribution, Inc.:

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

## Emphasis of Matter

As discussed in Note 3 to the financial statement, the financial statement comprises significant related party transactions.

## Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulation of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2020
New York, New York

We have served as the Company's auditor since 1997.

**MORGAN STANLEY DISTRIBUTION, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**As of December 31, 2019**
**(dollars in thousands, except share data)**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 28,043 |
| Distribution and shareholder servicing fee receivables, net | | 10,186 |
| Deferred commission asset (net of accumulated amortization of $1,997) | | 1,563 |
| Other assets | | 828 |
| **Total assets** | $ | 40,620 |
| | | |
| **Liabilities** | | |
| Payables: | | |
| Brokers, dealers and clearing organizations | $ | 3,486 |
| Affiliates | | 7,963 |
| Other | | 574 |
| Total payables | | 12,023 |
| **Total liabilities** | | 12,023 |
| | | |
| **Stockholder's equity** | | |
| Common stock (no par value, 1,000 shares authorized, 100 shares issued) | | - |
| Additional paid-in capital | | 14,045 |
| Retained earnings | | 14,552 |
| **Total stockholder's equity** | | 28,597 |
| **Total liabilities and stockholder's equity** | $ | 40,620 |

See Notes to Statement of Financial Condition.

# 1. Introduction and Basis of Presentation

## The Company

MSDI (the "Company") is a wholly owned subsidiary of MSIM (the "Parent"), which is an indirect wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the SEC as a broker-dealer and is the principal underwriter and distributor of certain Morgan Stanley sponsored mutual funds and alternative products (collectively, the "Funds") managed by the Parent and the Parent's wholly owned subsidiaries. The Company is also approved by the SEC to act as a placement agent for certain Morgan Stanley private investment funds, and is also a member of FINRA and SIPC. See the "Glossary of Common Terms and Acronyms" for the definition of certain terms and acronyms used throughout the notes to the statement of financial condition.

## Basis of Financial Information

The Company's statement of financial condition is prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions regarding compensation, the outcome of legal and tax matters, and other matters that affect its statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The Company has evaluated subsequent events for adjustments to or disclosure in the Company's statement of financial condition through the date of this report, and the Company has not identified any recordable or disclosable events, not otherwise reported in the statement of financial condition or the notes thereto.

# 2. Significant Accounting Policies

## Financial Instruments and Fair Value

The Company is required to disclose the fair value of its financial instruments not measured at fair value on the statement of financial condition. A description of the Company's method for determining the fair value for this required disclosure follows.

*Fair Value Measurement – Definition and Hierarchy*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

*Level 1.* Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

*Level 2.* Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3.* Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

## Cash

Cash represents funds deposited with financial institutions.

## Deferred Commission Asset

In accordance with accounting guidance for investment advisers and broker dealers, certain distribution costs paid, such as front-end selling/offering costs paid by the Company to broker-dealers assisting with the sale of certain classes of shares of its fund products, are capitalized if reimbursement of these costs is received through both 12b-1 fees and CDSC fees. These costs are capitalized by recognizing a DCA on the statement of financial condition and amortized over the expected life of the contract.

The Company recovers the front-end broker credit costs through a monthly receipt of distribution fees from the Funds and/or through early redemption of shares within the applicable CDSC period. The DCA is amortized on a straight-line basis over 12 months.

**Payables - Brokers, Dealers and Clearing Organizations**

Payables to brokers, dealers and clearing organizations include amounts due to external brokers who distribute the shares of the Funds to investors.

**Income Taxes**

Deferred tax assets and liabilities are recorded based upon the temporary differences between the statement of financial condition and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority. Interest and penalties related to unrecognized tax benefits are recognized as a component of the provision for income taxes.

## 3. Related Party Transactions

The Company has agreements with affiliates for various activities, including a Tax Sharing Agreement with the Ultimate Parent as described in Note 7, and other activities described further below. Unsettled amounts for these activities are recorded within Receivables from or Payables to affiliates, are payable on demand, and bear interest at rates established by the treasury function of the Ultimate Parent. These rates are periodically reassessed and are

intended to approximate the market rate of interest that the Ultimate Parent incurs in funding its business.

The Company is a party to a service agreement with the Parent, whereby certain services and other administrative functions (collectively, the "Services") are performed by the Parent on behalf of the Company in fulfilling its duties and obligations as principal underwriter and distributor of the Funds.

The Company charges the Parent for services it provides to the Parent, including serving as the principal underwriter and distributor of products managed by the Parent.

| Liabilities and payables to affiliated companies as of December 31, 2019 | |
| --- | --- |
| Payables - Affiliates | $ 7,963 |

## 4. Distribution and Shareholder Servicing Fees

The Company only nets distribution and shareholder servicing fee refunds payable up to the amount of distribution and shareholder servicing fees receivable from each applicable Fund. The Company had no gross, or net, distribution and shareholder servicing fee refunds payable to Funds as of December 31, 2019.

## 5. Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's statement of financial condition.

The carrying value of cash and payables to affiliates approximate fair value because of the relatively short period of time between their origination and expected maturity.

**Financial Instruments Not Measured At Fair Value**

| | At December 31, 2019 | | | | |
| --- | --- | --- | --- | --- | --- |
| | | | Fair Value | | |
| | Carrying Value | Level 1 | Level 2 | Level 3 | Total |
| **Financial assets[1]** | | | | | |
| Cash | $ 28,043 | $ 28,043 | $ - | $ - | $ 28,043 |
| | | | | | |
| **Financial liabilities[1]** | | | | | |
| Payables to affiliates | $ 7,963 | $ - | $ 7,963 | $ - | $ 7,963 |

1. Distribution and shareholder servicing fee receivables, net, Deferred commission asset, and Payables to brokers, dealers and clearing organizations have been excluded as these primarily represent accrued fees where carrying value approximates fair value. Other assets and Other payables have been excluded since they consist of items that do not meet the definition of a financial instrument.

# 6. Risk Management

The Company's risk management policies and related procedures are aligned with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given the Company's specific capital and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, assess, monitor and manage each of the various types of risk involved in its activities is critical to its soundness and profitability.

The cornerstone of the Company's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. Five key principles underlie this philosophy: integrity, comprehensiveness, independence, accountability and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires the Company to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

## Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the Company. The Company incurs risk exposure because as of December 31, 2019, all of the Company's cash is held at one bank, which exceeded the Federal Deposit Insurance Corporation limit of $250.

# 7. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

## Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. At December 31, 2019, there were no deferred taxes recorded for the Company.

## Unrecognized Tax Benefits

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

As of December 31, 2019, the Company has not accrued any liabilities for unrecognized tax benefits in its statement of financial condition.

## Tax Authority Examinations

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the IRS and other tax authorities in certain states in which the Company has significant business operations, such as New York. The Company has established a liability for unrecognized tax benefits, and associated interest, if applicable ("tax liabilities"), that it believes is adequate in relation to the potential for additional assessments. Once established, the Company adjusts such tax liabilities only when new information is available or when an event occurs necessitating a change.

The Company believes that the resolution of the above tax examinations will not have a material effect on the statement of financial condition.

It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months related to certain tax authority examinations referred to above. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Company's effective tax rate over the next 12 months.

**Major Tax Jurisdictions in which the Company and its Affiliates Operate and the Earliest Tax Year Subject to Examination**

| Jurisdiction | Tax Year |
|---|---|
| United States | 2013 |
| New York State and City | 2007 |

# 8. Regulatory Capital and Other Requirements

MSDI is a registered U.S. broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC. Under Securities Exchange Act Rule 15c3-1, MSDI is required to maintain minimum Net Capital, as defined, equal to the greater of $25 or 6-2/3% of aggregate indebtedness. In addition, MSDI is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2019, MSDI had Net Capital of $16,020, which was $15,219 in excess of its required minimum net capital of $801.

MSDI is exempt from the provisions of the SEC's Customer Protection Rule (Rule 15c3-3) under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

*******

## Glossary of Common Terms and Acronyms

| | |
|---|---|
| **12b-1 Fees** | An annual marketing or distribution fee to a mutual fund's advisor or broker |
| **CDSC** | Contingent deferred sales charge |
| **DCA** | Deferred commission asset |
| **FINRA** | The Financial Industry Regulatory Authority |
| **MSDI** | Morgan Stanley Distribution, Inc. |
| **MSIM** | Morgan Stanley Investment Management Inc. |
| **IRS** | Internal Revenue Service |
| **SEC** | U.S. Securities and Exchange Commission |
| **SIPC** | Securities Investor Protection Corporation |
| **U.S.** | United States of America |
| **U.S. GAAP** | Accounting principles generally accepted in the United States of America |